WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com



May 31, 2005

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the first quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV, with regard to the issuance of additional senior unsecured notes, dated January 13, 2005;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, with regard to the issuance of additional senior unsecured notes, dated January 21, 2005; and

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, with regard to the prepayment of its Exchange Notes *(Certificados Bursátiles)* Posadas 03-2, dated January 27, 2005.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF March 31 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**TOTAL ASSETS**	**11,090,835**	**100**	**10,966,090**	**100**
2	**CURRENT ASSETS**	**1,746,113**	**16**	**1,568,927**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	417,654	4	241,323	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	960,323	9	870,509	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	292,798	3	372,793	3
7	OTHER CURRENT ASSETS	75,338	1	84,302	1
8	**LONG-TERM**	**421,374**	**4**	**245,031**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	270,454	2	215,670	2
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	26,276	0	29,361	0
11	OTHER INVESTMENTS	124,644	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,112,038**	**73**	**8,326,894**	**76**
13	PROPERTY	9,513,307	86	9,674,021	88
14	MACHINERY	1,867,786	17	2,015,461	18
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,355,365	30	3,497,758	32
17	CONSTRUCTION IN PROGRESS	86,310	1	135,170	1
18	**DEFERRED ASSETS (NET)**	**752,861**	**7**	**825,238**	**8**
19	**OTHER ASSETS**	**58,449**	**1**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,540,237**	**100**	**6,509,187**	**100**
21	**CURRENT LIABILITIES**	**1,496,245**	**23**	**1,602,339**	**25**
22	SUPPLIERS	439,010	7	450,690	7
23	BANK LOANS	257,449	4	328,389	5
24	STOCK MARKET LOANS	300,000	5	294,827	5
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	499,786	8	528,433	8
27	**LONG-TERM LIABILITIES**	**3,400,121**	**52**	**3,401,742**	**52**
28	BANK LOANS	2,843,221	43	1,687,651	26
29	STOCK MARKET LOANS	500,000	8	1,714,091	26
30	OTHER LOANS	56,900	1	0	0
31	**DEFERRED LOANS**	**1,574,752**	**24**	**1,369,683**	**21**
32	**OTHER LIABILITIES**	**69,119**	**1**	**135,423**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,550,598**	**100**	**4,456,903**	**100**
34	**MINORITY INTEREST**	**1,107,943**	**24**	**1,197,080**	**27**
35	**MAJORITY INTEREST**	**3,442,655**	**76**	**3,259,823**	**73**
36	**CONTRIBUTED CAPITAL**	**2,319,047**	**51**	**2,359,937**	**53**
37	PAID-IN CAPITAL STOCK (NOMINAL)	490,533	11	490,716	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,560,513	34	1,571,527	35
39	PREMIUM ON SALES OF SHARES	151,528	3	156,693	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	116,473	3	141,001	3
41	**CAPITAL INCREASE (DECREASE)**	**1,123,708**	**25**	**899,886**	**20**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,794,213	39	1,480,391	33
43	SHARES REPURCHASE FUND	154,415	3	152,970	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	-895,189	-20	-863,091	-19
45	**NET INCOME FOR THE YEAR**	70,269	2	129,616	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**417,654**	**100**	**241,323**	**100**
46	CASH	149,503	36	153,013	63
47	SHORT-TERM INVESTEMENTS	268,151	64	88,310	37
18	**DEFERRED ASSETS (NET)**	**752,861**	**100**	**825,238**	**100**
48	AMORTIZED OR REDEEMED	301,091	40	310,929	38
49	GOODWILL	0	0	1,657	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	451,770	60	512,652	62
21	**CURRENT LIABILITIES**	**1,496,245**	**100**	**1,602,339**	**100**
52	FOREIGN CURRENCY LIABILITIES	654,413	44	1,044,944	65
53	MEXICAN PESO LIABILITIES	841,832	56	557,395	35
24	**STOCK MARKET LOANS**	**300,000**	**100**	**294,827**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	300,000	100	294,827	100
26	**OTHER CURRENT LIABILITIES**	**499,786**	**100**	**528,433**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	7011	1	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	492,775	99	528,433	100
27	**LONG-TERM LIABILITIES**	**3,400,121**	**100**	**3,401,742**	**100**
59	FOREIGN CURRENCY LIABILITIES	2,784,887	82	1,429,791	42
60	MEXICAN PESO LIABILITIES	615,234	18	1,971,951	58
29	**STOCK MARKET LOANS**	**500,000**	**100**	**1,714,091**	**100**
61	BONDS	500,000	100	0	0
62	MEDIUM TERM NOTES	0	0	1,714,091	100
30	**OTHER LOANS**	**56,900**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	56,900	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,574,752**	**100**	**1,369,683**	**100**
65	NEGATIVE GOODWILL	0	0	11,381	1
66	DEFERRED TAXES	1,408,857	89	1,304,194	95
67	OTHERS	165,895	11	54,108	4
32	**OTHER LIABILITIES**	**69,119**	**100**	**135,423**	**100**
68	RESERVES	69,119	100	135,423	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(895,189)**	**100**	**(863,091)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,880,243)	-657	(5,907,463)	(684)
71	INCOME FROM NON-MONETARY POSITION	4,985,054	557	5,044,372	584

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	249,868	(33,412)
73	PENSION FUND AND SENIORITY PREMIUMS	13,744	7,388
74	EXECUTIVES (*)	486	202
75	EMPLOYERS (*)	2,971	2,646
76	EMPLOYEES (*)	4,454	3,475
77	OUTSTANDING SHARES (*)	491,154,126	490,715,977
78	REPURCHASED SHARES (*)	1,621,185	1,332,685

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO March 31 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,330**	**100**	**1,120,751**	**100**
2	COST OF SALES	915,255	72	794,326	71
3	**GROSS INCOME**	**355,075**	**28**	**326,425**	**29**
4	OPERATING	120,143	9	112,689	10
5	**OPERATING INCOME**	**234,932**	**18**	**213,736**	**19**
6	TOTAL FINANCING	72,572	6	1,887	0
7	**INCOME AFTER FINANCING COST**	**162,360**	**13**	**211,849**	**19**
8	OTHER FINANCIAL OPERATIONS	37,949	3	5,963	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**124,411**	**10**	**205,886**	**18**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	40,411	3	64,329	6
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**84,000**	**7**	**141,557**	**13**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	(127)	0	(27)	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**83,873**	**7**	**141,530**	**13**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**83,873**	**7**	**141,530**	**13**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**83,873**	**7**	**141,530**	**13**
19	NET INCOME OF MINORITY INTEREST	13,604	1	11,914	1
20	**NET INCOME OF MAJORITY INTEREST**	**70,269**	**6**	**129,616**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,330**	**100**	**1,120,751**	**100**
21	DOMESTIC	1,121,426	88	987,421	88
22	FOREIGN	148,904	12	133,330	12
23	EXPRESSED IN US DOLLARS (***)	13,321	1	11,928	1
6	**TOTAL FINANCING COST**	**72,572**	**100**	**1,887**	**100**
24	INTEREST PAID	96,240	133	74,436	3,945
25	FOREIGN EXCHANGE LOSSES	31,756	44	130,277	6,904
26	INTEREST EARNED	5,985	8	1,782	94
27	FOREIGN EXCHANGE PROFITS	23,288	32	141,769	7,513
28	GAIN DUE TO MONETARY POSITION	(26,151)	-36	(59,275)	-3,141
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**37,949**	**100**	**5,963**	**100**
29	OTHER EXPENSES (INCOME) NET	37,949	100	5,963	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF TEMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**40,411**	**100**	**64,329**	**100**
32	INCOME TAX	28,290	70	19,160	30
33	DEFERRED INCOME TAX	12,121	30	45,169	70
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	1,284,980	1,132,541
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	4,696,078	3,968,273
39	OPERATION INCOME (**)	717,327	554,045
40	NET INCOME OF MAJORITY INTEREST (**)	230,649	206,582
41	NET CONSOLIDATED INCOME (**)	285,291	233,280

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM January 1st TO March 31 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,330**	**100**	**1,120,751**	**100**
2	COST OF SALES	915,255	72	794,326	71
3	**GROSS INCOME**	**355,075**	**28**	**326,425**	**29**
4	OPERATIONS	120,143	9	112,689	10
5	**OPERATING INCOME**	**234,932**	**18**	**213,736**	**19**
6	TOTAL FINANCING	72,572	6	1,887	0
7	**INCOME AFTER FINANCING COST**	**162,360**	**13**	**221,849**	**20**
8	OTHER FINANCIAL TRANSACTIONS	37,949	3	5,963	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**124,411**	**10**	**205,886**	**18**
10	RESERVE FOR TAXES AND EMPLOYEES' PROFIT SHARING	40,411	3	64,329	6
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**84,000**	**7**	**141,557**	**13**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	-127	0	-27	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**83,873**	**7**	**141,530**	**13**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**83,873**	**7**	**141,530**	**13**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**83,873**	**7**	**141,530**	**13**
19	NET INCOME OF MINORITY INTEREST	13,604	1	11,914	1
20	**NET INCOME OF MAJORITY INTEREST**	**70,269**	**6**	**129,616**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
QUARTER: 1
YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,270,330**	**100**	**1,120,751**	**100**
21	DOMESTIC	1,121,426	88	987,421	88
22	FOREIGN	148,904	12	133,330	12
23	EXPRESSED IN US DOLLARS (***)	13,321	1	11,928	1
6	**TOTAL FINANCING COST**	**72,572**	**100**	**1,887**	**100**
24	INTEREST PAID	96,240	133	74,436	3,945
25	FOREIGN EXCHANGE LOSSES	31,756	44	130,277	6,904
26	INTEREST EARNED	5,985	8	1,782	94
27	FOREIGN EXCHANGE PROFITS	23,288	32	141,769	7,513
28	GAIN DUE TO MONETARY POSITION	(26,151)	(36)	(59,275)	(3,141)
8	**OTHER FINANCIAL TRANSACTIONS**	**37,949**	**100**	**5,963**	**100**
29	OTHER EXPENSES (INCOME) NET	37,949	100	5,963	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**40,411**	**100**	**64,329**	**100**
32	INCOME TAX	28,290	70	19,160	30
33	DEFERRED INCOME TAX	12,121	30	45,169	70
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to March 31 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**83,873**	**141,530**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	106,650	85,394
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**190,523**	**226,924**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(58,120)	(69,215)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**132,403**	**157,709**
6	CASH FLOW FROM EXTERNAL FINANCING	103,643	13,363
7	CASH FLOW FROM INTERNAL FINANCING	(2,821)	(243)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**100,822**	**13,120**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(84,633)**	**(163,842)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	148,592	6,987
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	269,062	234,336
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	417,654	241,323

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER:**1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**106,650**	**85,394**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	101,951	102,442
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	8,467	-11,203
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-26,151	-58,880
17	+(-) OTHER ITEMS	22,383	53,035
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**-58,120**	**-69,215**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	16,524	-77,573
19	+(-) DECREASE (INCREASE) IN INVENTORY	10,995	-2,819
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-28,181	-39,658
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	38,009	-32,036
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-95,467	82,871
6	**CASH FLOW FROM EXTERNAL FINANCING**	**103,643**	**13,363**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	913,863	500,007
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	-810,220	-486,644
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-2,821**	**-243**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	-830	-243
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-1,991	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-84,633**	**-163,842**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	-10,320
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-12,061	-13,920
36	(-) INCREASE IN BUILDINGS IN PROGRESS	-15,541	-28,738
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	-57,031	-110,864

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **1** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.60	%	12.63	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	6.70	%	6.34	%
3	NET INCOME TO TOTAL ASSETS (**)	2.57	%	2.13	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	31.18	%	41.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.42	times	0.36	times
7	NET SALES TO FIXED ASSETS (**)	0.58	times	0.48	times
8	INVENTORY ROTATION (**)	11.92	times	7.98	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	61	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.34	%	7.03	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.97	%	59.36	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.44	times	1.46	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.59	%	38.02	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	41.91	%	40.85	%
15	OPERATING INCOME TO INTEREST PAID	2.44	times	2.87	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.72	times	0.61	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	0.98	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.97	times	0.75	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.24	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.91	%	15.06	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.00	%	20.25	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.58)	%	(6.18)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.38	times	2.12	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	102.80	%	101.85	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(2.80)	%	(1.85)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	14.25	%	8.50	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **1** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.46		$	0.41	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	1.44		$	1.11	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	7.01		$	6.64	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.34	times		0.92	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.29	times		14.75	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 1 Year: 2005**
Grupo Posadas, S.A. de C.V.

ANNEX 1

Total Revenue

The Company's consolidated revenue increased 13.3% with respect to the first quarter of 2004, mainly due to a 29.5% increase in the revenue of the management business. In addition, the combined revenue from owned and leased hotels grew 20.1% with respect to the first quarter of 2004, as a result of a 15% increase in REVPAR and an 8% increase in average rooms.

Owned Hotels

In terms of occupancy, the table shows the favorable trend seen since the second quarter of 2004. In general, urban hotels continued to show a more dynamic demand (as measured by rooms occupied in the location) over supply for the hotels located in western, central and southern Mexico. In addition, the average daily rate (ADR) in urban hotels increased 1% in real terms, which, together with an increase in occupancy of 1 percentage point (pp), resulted in a REVPAR growth of 3%. There was an impact due to four urban hotel openings (three leased and one owned) that took place during the last 12 months. Excluding these openings, the occupancy growth for the quarter would have been of 3 pp and of 7% in REVPAR.

For owned coastal hotels, the marketing strategies implemented, an important increase in supply and the higher utilization of proprietary distribution channels continue to produce a better business mix, which was reflected in a 10 pp increase in occupancy and a 48% increase in REVPAR. While there is a seasonality effect in the results of coastal hotels, given that the Holy Week in 2004 took place during the month of April (second quarter), the tendency in coastal hotel occupation has been of continued growth since the second quarter of 2004.

On the other hand, the growth in revenue from leased hotels was mainly driven by the new openings under this model during the last 12 months, which include the Caesar Park Faria Lima (Sao Paulo, Brazil), the Fiesta Inn San Luis Potosí Oriente, the Fiesta Inn Cuautitlán and the Fiesta Americana Grand Aqua (Cancún, México). The results of this last one have been very positive since its opening in December 2004.

Managed Hotels

The factors mentioned in the preceding section also contributed to a 3pp increase in hotel occupancy on a chain-wide level, with a 1% decrease in ADR, in real terms. This decrease in rate is a result of the impact of 12 openings made within the last year, 10 of them of urban hotels under the Fiesta Inn and Caesar Business brands, the relative relevance of which within our business mix continues to grow.

The income of this division grew 29.5% mainly as a result of (i) an increase in the fees due to improvements in REVPAR and margins in the hotels we operate, as well as to the larger number of hotels operated by the Company, and (ii) the growth of our loyalty program.

On the other hand, costs in this division increased 23.0%, after inflation, mostly as a result of (i) the strengthening of our sales structure (mainly abroad), to increase the coverage of our distribution channels so as to ensure the results of our hotels, and (ii) the increase in the redemption of prizes related to Fiesta Rewards. It is important to underline that Fiesta Rewards contributes with approximately 34% and 30% of the occupancy of our Fiesta Inn and Fiesta Americana urban hotels, respectively. In addition, this program represented last year more than 760,000 of hotel occupied rooms, becoming one of the most important sources of occupancies for the company.

All of the above resulted in a 36.6% increase in the EBITDA of this business and in an improvement in the profit margin of 47.4% in the first quarter of 2004 compared to 50.0% registered during the first quarter of 2005.

Comprehensive Financing Cost

The increase in interest paid is mainly due to the impact of higher domestic and international interest rates on the consolidated debt. The Libor rate increased an average 2.8 pp from first quarter of 2004 to first quarter of 2005. On the other hand, the 28-day TIIE was an average 9.4% for the quarter, compared to 5.9% for the corresponding quarter in the previous year. Interest coverage closed the quarter in 3.4 times.

Foreign exchange loss was a result of the effect on the debt of a 0.3% depreciation of the Mexican peso over the US dollar during the quarter, compared to a 0.5% appreciation in the first quarter of 2004. Regarding the monetary position results, the decrease in income is a result of lower inflation in the first quarter of 2005 of 0.8%, compared to a 1.6% inflation during the first quarter of 2004.

During the present quarter, the Company maintained an average debt mix of 67% in US dollars and 33% in Mexican pesos.

Financial Condition

On January 21, 2005, the Company successfully placed US$75 million in 8¾ senior unsecured notes due October 2011. These notes are in addition to the US$150 million issued on October 4, 2004. The issue price was 106.25% plus interest accrued from October 4, 2004, which means that, as of the pricing date, investors received a yield of 7.54%, equivalent to a 362 basis point differential with respect to the United States Treasury Notes with comparable maturities. The net proceeds from this transaction are being used by the Company to repay outstanding debt.

In light of the above, the net debt at the close of the first quarter of 2005 stood at US$317 million (including the effect of applying Bulletin C-12), resulting in a net debt to EBIDTA ratio of 3.2 times, compared to 3.8 times registered during the first quarter of 2004. On the other hand, after applying the resources from the issuance referred above, the short-term debt, including the current portion of the long-term debt, represents 14% of the total debt at the close of the quarter.

Development

We maintained our characteristic growth rhythm during the quarter with the opening of three new hotels: Fiesta Inn Poza Rica, with 107 rooms, Fiesta Inn Torreón, with 146 rooms and a Fiesta Inn in La Paz, Baja California Sur, with 120 rooms. These three hotels are managed hotels. In the last 2 years the Company has opened a total of 21 hotels.

The Company currently has 19 hotels with over 2,600 rooms under development, whether under construction or with management agreements already executed, to be opened within the next two years. We estimate that this development plan will imply a total investment amount of US$185 million, of which the Company will contribute 5%, as the majority of these openings will be under management and lease agreements.

New C-10 Bulletin

The Mexican Institute of Public Accountants (*Instituto Mexicano de Contadores Públicos*) issued on January 1, 2005 Bulletin C-10 regarding the accounting registry of derivative financial instruments and hedging transactions, came into effect. In general terms, Bulletin C-10 sets forth that in reasonable value hedges, the fluctuation in the reasonable value, both of the derivative as well as of the open-risk position, must be recognized in the results of the period in which it happens, while in cash flow hedges the effective portion of the fluctuations of reasonable value must be recognized in the integral income account within the net worth, while the ineffective portion must be recognized in the results of the period.

Regarding derivative financial instruments, Bulletin C-10 sets forth the requirements to be considered as such, and improves and adds certain definitions. Provisions regarding the elements of hedge transactions are added, including the formal documentation prior to

the start of coverage and the measuring of the effectiveness of the hedge, among others, classifies hedges in three types: (a) reasonable value, (b) cash flow, and (c) foreign currency, and provides specific rules, for each type, for its valuation, recognition, presentation and disclosure.

As of March 31, 2005, the Company applied Bulletin C-10 to register its derivative financial transactions and some lease agreements that qualify as embedded derivatives according to the criteria set forth in such Bulletin.

Grupo Posadas, S.A. de C.V.

Notes to the Financial Information

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

a. New accounting policies

Beginning January 1, 2005, the Company adopted the provisions of the Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C15"). C-15 establishes among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at appropriate discount rates. The effect of applying this new accounting principle had no significant effect on the Company's financial position or results of operations.

b. Recognition of the effects of inflation

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. Consequently, all consolidated financial statement amounts are comparable, both for the current year and prior years, since all are stated in terms of Mexican pesos.

c. Marketable securities

These are primarily money market securities valued at their market price and registered at their market value.

d. Inventory and operating costs

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost.

e. Inventory and real estate development

Time-share club intervals are recorded at their acquisition, development and building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Long term time-share club intervals correspond to the cost of the Fiesta Americana Cancún hotel, which is undergoing refurbishment to incorporate time-share services.

f. Investment in shares

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, not to exceed their sale price.

g. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers. Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

h. Labor liabilities

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company has a pension plan to address the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. Liabilities for seniority premiums are recorded as they accrue,

according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

i. Income tax, tax on assets and employee statutory profit sharing

Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

j. Cumulative effect of restatement

The cumulative effect of restatement primarily results from converting the results of foreign subsidiaries and from holding no monetary assets of prior years.

k. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant contract is formalized and the corresponding down payment is collected.

l. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and assets and liabilities in foreign currency are adjusted to the exchange rate as of year end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

m. Other related businesses

Other related businesses primarily include revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, the sale of Vacation Club intervals, the distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

n. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the interest and exchange variations of convertible bonds and bond issuance agreements to the majority income per share, 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares).

o. C-10 Bulletin

As of January 1, 2005 Bulletin C-10 issued by the Mexican Institute of Public Accountants (*Instituto Mexicano de Contadores Públicos*) regarding the accounting registry of derivative financial instruments and hedging transactions, came into effect. In general terms, Bulletin C-10 sets forth that in reasonable value hedges, the fluctuation in the reasonable value, both of the derivative as well as of the open-risk position, must be recognized in the results of the period in which it happens, while in cash flow hedges the effective portion of the fluctuations of reasonable value must be recognized in the integral income account within the net worth, while the ineffective portion must be recognized in the results of the period.

Regarding derivative financial instruments, Bulletin C-10 sets forth the requirements to be considered as such, and improves and adds certain definitions. Provisions regarding the elements of hedge transactions are added, including the formal documentation prior to the start of coverage and the measuring of the effectiveness of the hedge, among others, classifies hedges in three types: (a) reasonable value, (b) cash flow, and (c) foreign currency, and provides specific rules, for each type, for its valuation, recognition, presentation and disclosure.

As of March 31, 2005, the Company applied Bulletin C-10 to register its derivative financial transactions and some lease agreements that qualify as embedded derivatives according to the criteria set forth in such Bulletin.

p. Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	5,149,582
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,206,958
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	369,487
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	132,480
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	226,102
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	48,611	98,820
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99	34,563	101,852
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	19,815
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	10,150
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	1,277
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99	12,180	(389)
12	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-	75,875	(32,632)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,362,557**	**7,283,502**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	3,800	15,404
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	3,678
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	99
5	OTHER ASSOCIATES (4) (No. DE ASOC.:)	1	1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				**3,968**	**26,276**
	OTHER PERMANENT INVESTMENTS					**124,644**
	TOTAL				**3,366,525**	**7,434,422**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	August 19, 2009	4.05			227,478	1,305	5,217	5,216	5,215	2,608						
SENIOR NOTES	October 4, 2011	8.75														2,515,118
BBVA BANCOMER	October 30, 2005	5.73			1,917											
SCOTIABANK INVERLAT	July 29, 2009	6.56			13,973	4,658	18,631	18,631	18,631	195,620						
SCOTIABANK INVERLAT	July 29, 2009	10.91	3,236	43,690												
BANORTE	December 3, 2009	11.19	4,882	14,644												
FINANCIAL INSTITUTIONS																
TOTAL BANKS			8,118	58,334	243,368	5,963	23,848	23,847	23,846	198,228						2,515,118
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
VALUE	February 16, 2006	12.56	300,000													
VALUE	July 7, 2006	13.84		250,000												
VALUE	May 6, 2009	12.95		250,000												
WITH GUARANTEES																
TOTAL			300,000	500,000												

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS			72,099													
SERVICE SUPPLIERS			271,090									2,201				
MERCHANDISE SUPPLIERS												93,620				
TOTAL SUPPLIERS			**343,189**									**95,821**				
OTHER CURRENT LIABILITIES			190,525	56,900								309,261				
TOTAL			**841,832**	**615,234**	**243,368**	**5,963**	**23,848**	**23,847**	**23,846**	**198,228**		**405,082**				**2,515,118**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1**

YEAR: **2005**

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**60,689**	**678,398**	**88,132**	**985,169**	**1,663,567**
LIABILITIES POSITION	**276,673**	**3,092,728**	**19,762**	**220,907**	**3,313,635**
SHORT TERM LIABILITIES POSITION	24,053	268,870	15,353	171,622	440,492
LONG TERM LIABILITIES POSITION	252,620	2,823,858	4,409	49,285	2,873,143
NET BALANCE	**(215,984)**	**(2,414,330)**	**68,370**	**764,262**	**(1,650,068)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **1** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,646,515	5,053,123	3,406,608	0.00	0
FEBRUARY	2,660,638	5,920,809	3,260,171	0.33	10,759
MARCH	1,917,962	5,338,473	3,420,511	0.45	15,392
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					**26,151**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	909,932	71%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4,659,814	71%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,981,004	64%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	144,853	62%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	35,222	31%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
QUARTER: **1**
YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				1,121,426		FIESTAMERICANA	GENERAL PUBLIC
TOTAL				1,121,426			

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1**

YEAR: **2005**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				148,904		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				148,904			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **1** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			383,587,214		383,587,214		382,866	
L			107,566,912			107,566,912	107,567	
TOTAL			491,154,126		383,587,214	107,566,912	490,433	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **491,154,126**

SHARES PROPORTION BY:

CPO'S: **8.90%**
UNITS:
ADRS's: **0.01%** SERIE A, **0.04%** SERIE L
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	MARKET VALUE OF THE SHARES AT QUARTER
A	1,300,742	5.72960	9.40000
L	414,943	4.82760	8.00000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The Company currently has 19 hotels under development, 9 already under construction. We estimate that this development plan will require a total investment of US$185 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the inflation index of the corresponding country and are expresed at the period-end exchange rate of the relevant month, with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

88% of the Company's total revenues came from Mexico, 7% from Brazil, 3% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of March, 2005 were the following:

Brazilian Real - Mexican Pesos 4.1926
US Dollar - Mexican Pesos 11.1783
Argentinian Peso - Mexican Pesos 3.8171

MEXICAN STOCK EXCHANGE

TICKER: POSADAS | QUARTER: 1 | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

Declaration from the company officials responsable for the information | Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE FIRST QUARTER OF 2005, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	LAWYER
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR DELIVERY OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR DELIVERY OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: January 13, 2005 17:43PM

Prefix: EVENTORE

Ticker: POSADAS

Date: January 13, 2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas Announces plan for and Additional Issuance of Senior Unsecured Notes

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.

Mexico City, January 13, 2005 — Grupo Posadas, S.A. de C.V. (BMV: POSADAS), one of the leading hotel operators in Mexico and in other parts of Latin America, announced today that it has agree to issue a total principal amount of $75 million dollars in addition to its 8¾% senior unsecured notes due 2011 at a price of 106.25% plus interests accrued since October 4, 2004 in a private placement pursuant to exemptions from registration under the United States Securities Act of 1933. The additional notes shall be deemed as a part of the same series of outstanding 8¾% senior unsecured notes due 2011 originally issued on October 4, 2004 in an amount of $150 million dollars.

The transaction is expected to close on January 21, 2005, and is subject to some customary closing conditions, including the registry of the Notes before the National Securities Registry. The proceeds from the transaction will be used by the Company to repay outstanding debt. The Notes are guaranteed by the Company's principal wholly owned subsidiaries.

This press release is not an offer of securities for sale in the United States. The securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Certain statements herein are forward looking statements as defined by federal securities Laws of the United States of America. These forward looking statements include, but are not limited to, expressions about timing, amount and form of the offering, as well as related to the expected use

of proceeds. These forward looking statements are subject to risks, uncertainties and other factors, some of which are out of control of the issuer, and which may cause that actual results differ significantly from those expected. These forward looking statements include, but are not limited to, any delay or failure to comply with any of the conditions of the offer, including obtaining the authorities' approval, and any political or economic factors in Mexico, Brazil, Argentina or the United States. Due to these uncertainties, investors should not be unduly based on forward-looking statements. These forward-looking statements are only made at present time and the issuer has no obligation of updating those forward-looking statements to reflect new information, future events or the like.

Any invitation or inducement to engage in any investment activity within the United Kingdom relating to the Notes is directed only at (i) persons who are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release can otherwise lawfully be made under section 21 of the United Kingdom Financial Services and Markets Act 2000 (all such persons together being referred to as "UK relevant persons"), and must not be acted on or relied upon by persons other than UK relevant persons.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: January 21, 2005 13:18 PM

Prefix: EVENTORE

Ticker: POSADAS

Date: January 21, 2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas successfully issues additional senior unsecured notes

Relevant Event: Mexico City, January 21, 2005 — Grupo Posadas, S.A. de C.V. (BMV: POSADAS), one of the leading hotel operators in Mexico and in other parts of Latin America, announced today that it has successfully placed an additional principal amount of $75 million dollars to its 8¾% senior unsecured notes due 2011 in a private placement pursuant to exemptions from registration under the United States Securities Act of 1933. The additional notes are deemed as a part of the same series of outstanding 8¾% senior unsecured notes due 2011 originally issued on October 4, 2004 in an amount of $150 million dollars.

The Notes are guaranteed by the Company's principal wholly owned subsidiaries and are subject to some customary closing conditions and obligations for this type of securities.

These additional notes have the same maturity date, October 2011, and shall accrue an annual interest rate equivalent to 8¾%. The issue price was 106.25% plus interests accrued since October 4, 2004, which means that, as of the pricing date, investors received a yield of 7.54%, equivalent to a 362 basis point differential with respect to the United States Treasury Notes with comparable maturities. The proceeds from the transaction will be used by the Company to repay outstanding debt. This transaction allows Grupo Posadas to have access to financing under favorable conditions and it is expected to cover the company's financing needs for 2005. The company initially intended to issue $50 million dollars but increased the amount to $75 million due to the interest of the investors.

This press release is not an offer of securities for sale in the United States. The securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States may be made

only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Certain statements herein are forward looking statements as defined by federal securities Laws of the United States of America. These forward looking statements include, but are not limited to, expressions about timing, amount and form of the offering, as well as related to the expected use of proceeds. These forward looking statements are subject to risks, uncertainties and other factors, some of which are out of control of the issuer, and which may cause that actual results differ significantly from those expected. These forward looking statements include, but are not limited to, any delay or failure to comply with any of the conditions of the offer, including obtaining the authorities' approval, and any political or economic factors in Mexico, Brazil, Argentina or the United States. Due to these uncertainties, investors should not be unduly based on forward-looking statements. These forward-looking statements are only made at present time and the issuer has no obligation of updating those forward-looking statements to reflect new information, future events or the like.

Any invitation or inducement to engage in any investment activity within the United Kingdom relating to the Notes is directed only at (i) persons who are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release can otherwise lawfully be made under section 21 of the United Kingdom Financial Services and Markets Act 2000 (all such persons together being referred to as "UK relevant persons"), and must not be acted on or relied upon by persons other than UK relevant persons.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: January 27, 2005 17:56 PM

Prefix: EVENTORE

Ticker: POSADAS

Date: January 27, 2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas announces the prepayment of its Exchange Notes *(Certificados Bursátiles)* Posadas 03-2.

Relevant Event: Mexico City, January 27, 2005 — Grupo Posadas, S.A. de C.V. (BMV: POSADAS), one of the leading hotel operators in Mexico, announced today that on February 2005 will carry out the prepayment of its exchange notes *(Certificados Bursátiles)* issued under an Exchange Notes Program *(Programa de Certificados Bursátiles)* authorized by the CNBV through decree DGE-521-14821 dated September 17, 2002, ticker Posadas 03-2, for an outstanding amount of $828,125,000.00 millions. Such prepayment will be carried out in accordance with the terms of the corresponding global note.